TRANSMISSÃO PAULISTA

Data São Paulo, January 30, 2008 *Ref.CT/FR/003/2008*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on January 30, 2008 regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ/MF 02.998.611/0001-04
NIRE 35300170571

MINUTES OF THE ONE HUNDRED AND SEVENTY BOARD OF DIRECTORS MEETING

On the 30th (thirtieth) day of the month of January 2008, at 12:00 p.m., pursuant to its convening by the Chairman, and in the form of an extraordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista met through electronic communication according to the 2nd and 3rd paragraphs of Article 21 of the Company Bylaws, in the presence of the directors as named and signed below and of Sérgio Zamora, a PriceWaterhouseCoopers partner, of Fabiana Bueno, manager of the same company and, according to the 3rd paragraph of Article 163, of the law 6,404/76, of the Legal Counsel of the Company: Manuel Domingues de Jesus e Pinho, Antonio Luiz de Campos Gurgel, Vladimir Muskatirovic, Celso Clemente Giacometti and Elisabeth Elias Böhm. Maurício Augusto Souza Lopes, CTEEP's internal auditor, were also invited to join this meeting. Luis Fernando Alarcón, chairman of the Board of Directors submitted to the appreciation of the meeting the only item on the agenda, **"Analysis of the Financial Statements for the period ended December 31, 2007"**. The Management of the Company presented the Financial Statements for the period ended December 31, 2007, the Management Report and the Opinion of PriceWaterhouseCoopers, the Independent Accountants, according to the Article 133 of the law 6,404/76 and to the Incise 7 of Article 25 of the Company's Bylaws. Following the discussion of this item the Board of Directors members appreciated and authorized the disclosure of the Financial Statements and of the other documents established on the Article 133 of the law 6,404/76 for the period ended December 31, 2007, as well as its forward to the shareholders' approval until April 30, 2008. The said minutes having been read and found correct, were approved and signed by the Secretary and by the Directors present. Luis Fernando Alarcón Mantilla, Fernando Augusto Rojas Pinto, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Rogério da Silva and Orlando José Cabrales Martinez.

São Paulo, January 30, 2008

Maria Ignez Mendes de Vinhaes da Costa
Secretary

TRANSMISSÃO PAULISTA

Data São Paulo, January 29, 2008 *Ref.CT/FR/002/2008*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing copies of the Notice to Shareholders issued on January 29, 2008 in Brazil regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
A PUBLICLY-HELD COMPANY - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on January 15, 2008, approved the distribution of dividends.

The payment will begin on February 11, 2008, at the rate of R$ 1.138762 per share.

In Brazil the shares traded until January 21, 2008 get the right to receive this dividends.

For further information please contact:

Investor Relations
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: 5511.3138.7215 - Fax: 5511.3151.5744
E-mail: ri@cteep.com.br

São Paulo, January 29, 2008

Eduardo Feldmann Costa
Chief Financial Officer

END